November 15, 2005

Mail Stop 4561

Mr. Robert Bintliff
Chief Financial Officer
Precis, Inc.
2040 North Highway 360
Grand Prairie, TX 75050

Re: Precis, Inc.
        Form 10-K for the year ended December 31, 2004
        File No. 001-15667

Dear Mr. Bintliff:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief